Exhibit 99.2

Fresenius Medical Care AG

Compensation Report for the fiscal year 2025

Introduction

The Compensation Report of Fresenius Medical Care AG for the fiscal year 2025 was prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz – AktG). In this Compensation Report, “Company” refers to Fresenius Medical Care AG, and “Group” refers to the Fresenius Medical Care group of companies. “Fiscal year” refers to the fiscal year 2025, unless expressly stated or indicated by the context otherwise. The Compensation Report includes individualized and comprehensive information on compensation within the meaning of Section 162(1) AktG awarded or due to current and former members of the Company’s Management Board and Supervisory Board in the fiscal year and on benefits within the meaning of Section 162(2) AktG awarded or promised to Management Board members.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC) audited the Compensation Report from a formal perspective pursuant to Section 162(3) AktG with respect to whether it contains the information required by law. In addition, PwC was instructed to carry out an audit from a substantive perspective of such information in the Compensation Report. The auditor’s report is annexed to this Compensation Report.

The Company’s 2025 Annual General Meeting of shareholders (AGM) approved the Compensation Report for the fiscal year 2024 with a majority of 88.57% of the votes cast. The Management Board and the Supervisory Board see the vote of the 2025 AGM as confirmation of their approach to reporting. The structure of the Compensation Report for the fiscal year and the level of detail of the information provided are essentially the same as in the previous year.

Unless stated otherwise, the information on the compensation of Management Board members pertains to those who held office during the fiscal year. For the amounts, see the section “Compensation tables for the Management Board members in office in the fiscal year.”

For information on compensation of former Management Board members and the amounts of such compensation, see the section “Former Management Board members’ compensation.” This section also contains relevant information on former members of the Management Board of the Company’s former general partner, which managed the Company’s affairs until the change in the Company’s legal form took effect on November 30, 2023.

Certain disclosures in this Compensation Report fulfill reporting obligations from Fresenius Medical Care’s “Sustainability statement” resulting from the application of the European Sustainability Reporting Standards (ESRS). These disclosures are marked by reference such as [ESRS 2, 40g], and are provided within or at the end of the respective sections where the related information appears.

The fiscal year in retrospect

The compensation awarded or due to the Management Board members in the fiscal year rewarded their performance, particularly in achieving the Company’s strategic objectives. At the same time, the compensation provided effective incentives for the Company’s long-term value creation – taking into account the interests of patients, shareholders, employees and other stakeholders as well as compensation practices in relevant comparable markets. Consequently, the compensation of the Management Board members made a significant contribution to promoting the Company’s business strategy and the long-term sustainable development of the Company and the Group.

Business performance and economic environment

The general conditions for the Group’s business and the economic environment are presented in the section “Economic report” of the Group management report.

Short-term incentive target achievement

The business performance in the fiscal year was reflected by an overall target achievement of 56.01% to 101.58% for the short-term variable compensation component (short-term incentive – STI) for the fiscal year. For further details, see the section “Short-term incentive – MBBP 2024+.”

Long-term incentive target achievement for the performance period ending at the end of the fiscal year

The performance period of the allocation made in 2023 under the Management Board Long-Term Incentive Plan 2020 (MB LTIP 2020) as a long-term variable compensation component (long-term incentive – LTI) ended upon the end of the fiscal year 2025. The performance periods for the allocations made in 2024 and 2025 will only end in the coming years.

The target achievement for the allocation made in 2023 was to be determined based on the performance in the fiscal years 2023, 2024 and 2025. The target achievement levels of the performance targets “revenue growth” and “net income growth” were calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. Annual target values applied to the performance target “return on invested capital” (ROIC).

The target values and the target achievement were each as shown in the following table:

Target values and target achievement for the allocation 2023 under the MB LTIP 2020

		Target values			Actual values					Target achievement
		0%	100%	200%	As reported (1)	Adjustments (2)	Adjusted for target achievement		CAGR
Revenue growth
2023	}				0.3%	5.2%	5.5%	}
2024		≤ 2%	= 5%	≥ 10%	(0.6)%	0.6%	0.0%		3.6%	54%
2025					1.5%	3.9%	5.4%

Net income growth
2023	}				(25.9)%	0.7%	(25.2)%	}
2024		≤ 31%	= 34%	≥ 39%	7.8%	14.9%	22.7%		24.4%	0%
2025					81.9%	28.0%	109.9%

Return on invested capital (ROIC)
2023	}				2.8%	(0.1)%	2.7%			0%
2024		≤ 4.0%	= 4.5%	≥ 7.0%	3.5%	0.0%	3.5%			0%
2025					5.0%	0.5%	5.5%			142%
Overall target achievement										34%

(1)	ROIC is a Non-IFRS measure. For a description of ROIC and how the measure is calculated, see the section “Performance management system” of the Group management report.

(2)	According to the plan terms, revenue growth and net income growth were determined at constant currency. In addition, net income growth and ROIC were adjusted for the effects from one-time costs related to the FME25+ program to ensure comparability of the underlying performance targets for the variable compensation with the Company’s operating performance, and adequately compensate the actual performance of the members of the Management Board. This was done in the context of the expansion of the FME25+ program to the extent the one-time cost effects deviate from the respective effects that had been assumed when the target values were defined. In the ROIC calculation, operating income and net operating profit after tax were adjusted by -€71 M and -€45 M, respectively, for the 2023 fiscal year, by €5 M and €3 M, respectively, for the 2024 fiscal year, and by €182 M and €136 M, respectively, for the 2025 fiscal year. For the 2023 fiscal year, FME25+ related one-time costs were lower than originally assumed, which is why operating income and net operating profit after tax were correspondingly reduced by the lower costs when determining the ROIC target achievement.

The compensation under the MB LTIP 2020 vests on the third anniversary after the respective allocation. The Company pays the compensation to a financial institution that invests the compensation in shares of the Company. The shares are to be acquired on the stock exchange and to be held by the respective Management Board members for at least one year. In accordance with recommendation G.10 of the German Corporate Governance Code (GCGC), the Management Board members therefore cannot dispose of the corresponding amounts before four years have passed since the respective allocation.

The specific amounts to be invested in shares of the Company from the allocation for 2023 can be determined only after vesting in 2026 and will be disclosed in the Compensation Report for the fiscal year 2026.

Details on the vested amounts to be invested in shares of the Company in the fiscal year 2025 from the allocation for 2022 under the MB LTIP 2020 can be found in the section “Vested amounts (Allocation 2022).”

Information on the outstanding LTI tranches, including a temporal profile of the individual tranches, can be found in the section “Outstanding share-based compensation components.”

No relevant changes to the basics for compensation

The amount of the target total direct compensation (consisting of base salary as well as the STI target and LTI allocation amounts) of the Management Board members remained unchanged to the previous year both overall and in terms of its individual components.

Fresenius Medical Care began implementing its FME Reignite strategy in the fiscal year. The basis for the compensation of the Management Board members and the system currently used for this purpose, the Compensation System 2024+, remain unaffected by this new strategy. The compensation components provided for under the Compensation System 2024+ and the financial and non-financial performance criteria for the variable compensation components continue to create relevant incentives under the new strategy and make an important contribution to promoting the company’s business strategy and long-term development. Further information on the FME Reignite strategy can be found in the section “Corporate strategy and objectives” of the Group management report.

The agreements concluded in 2024 with Helen Giza and Franklin W. Maddux, MD, to retroactively cancel their respective pension commitments took effect in the fiscal year as planned. As announced and described in the Compensation Report for the fiscal year 2024, Helen Giza and Franklin W. Maddux, MD, each received compensation during the fiscal year 2025 in the amount of the total insurance contributions paid until the cancellation of their respective pension commitments took effect. Since both the insurance contributions for financing the pension commitments and the pension allowance each correspond to an amount of 40% of the annual base salary, this change is neutral in terms of amount for the Management Board members. Further information on this can be found in the section “Pension-related obligations.”

Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß each left the Management Board at the end of the fiscal year. Charles Hugh-Jones, MD, FRCP, and Joseph E. Turk have been appointed as their respective successors effective January 1, 2026. More detailed information on the agreements concluded with Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß in connection with their departure from the Management Board can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.” The compensation for Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß is reported together with the compensation of the current members of the Management Board because they each were members of the Management Board for the entire fiscal year. This is in line with previous practice in comparable cases.

Compensation governance for Management Board

Compensation for the Management Board members is awarded on the basis of the respective compensation system submitted by the Supervisory Board to the Company’s general meeting of shareholders for approval. The compensation system must be submitted to the Company’s general meeting of shareholders for approval in case of relevant changes and at least every four years.

The Supervisory Board is responsible for determining the compensation of the Management Board members. The resolutions of the Supervisory Board are prepared by the Compensation Committee, which is formed among the Supervisory Board’s members. In the fiscal year, the Compensation Committee consisted of Pascale Witz (Chair), Dr. Manuela Stauss-Grabo (Deputy Chair), Regina Karsch, and Shervin J. Korangy. [ESRS 2, 29e]

Relevant compensation systems

The Supervisory Board determined the compensation of the Management Board members for the fiscal year in accordance with the Compensation System 2024+, which was approved by the Company’s 2024 AGM with a majority of 87.58% of the votes cast. The Compensation System 2024+ has been implemented in the service agreements of the Management Board members and in general applies to the compensation as from 2024. [ESRS 2, 29e]

Compensation components allocated before 2024 generally continue to be subject to the compensation system applied at the time. This applies in particular to LTI allocations made in previous years under the Compensation System 2020+, which was approved by the Company’s 2020 AGM with a majority of 95.05% of the votes cast. Further information on this can be found in the sections “Long-term incentive – MB LTIP 2020”, “Overview of outstanding share-based compensation components” and “Temporal profile of the share-based compensation components.” There are no outstanding performance-based variable compensation components from the period before the Compensation System 2020+.

The compensation components awarded or due in the fiscal year are in accordance with the respective compensation systems.

The Compensation System 2024+ and the Compensation System 2020+ as well as the compensation awarded or due in the fiscal year are in each case in accordance with the relevant recommendations of the GCGC in the version dated April 28, 2022.

Details of the Compensation System 2024+ and the Compensation System 2020+ are available on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2024+ are set out in this Compensation Report in the section “Components of the Compensation System 2024+.” The main elements of the Compensation System 2020+ are set out in the Compensation Reports for the fiscal years 2023, 2022 and 2021. These main elements are also set out in this Compensation Report insofar as they are relevant to compensation awarded or due in the fiscal year 2025.

Guiding principles of the Compensation System 2024+

The Compensation System 2024+ aims to reward the Management Board members based on their duties and performance as well as their success in managing the economic and financial position of Fresenius Medical Care giving due regard to the peer environment. In addition, the Compensation System 2024+ aims to enable the Management Board members to participate reasonably in a sustainable and long-term development of Fresenius Medical Care’s business and to make a significant contribution to the implementation and further development of the business strategy. [ESRS 2, 29c]

Components of the Compensation System 2024+

The following chart shows the compensation components and further design elements of the Compensation System 2024+, which are described in more detail below: [ESRS 2, 29a]

Compensation structure (target compensation)

Under the Compensation System 2024+, the Supervisory Board sets the STI target amount for each fiscal year and the LTI allocation amount for each allocation.

The STI target amount or the LTI allocation amount is the amount that is earned if the target achievement is 100%. The STI target amount can be set within a range of 100% (multiplier of 1) to 125% (multiplier of 1.25) of the relevant base salary of the respective Management Board member and generally amounts to 105% (multiplier of 1.05). The LTI allocation amount of the Chairperson of the Management Board can be set within a range of 105% (multiplier of 1.05) to 200% (multiplier of 2) and for the other Management Board members can be set within a range of 105% (multiplier of 1.05) to 150% (multiplier of 1.5) of the relevant base salary and generally amounts to 135% (multiplier of 1.35). The multiplier is determined at the beginning of each performance period. The LTI allocation amount must exceed the STI target amount.

For the fiscal year 2025, the Supervisory Board applied a multiplier of 1.05 for the STI target amount and a multiplier of 1.35 for the LTI allocation amount for all Management Board members. This corresponds to the multipliers that were applied in the previous year and were to be applied before under the Compensation System 2020+. The compensation structure of the target total direct compensation for the fiscal year 2025 therefore consists of 29% base salary, 31% STI and 40% LTI.

With a 71% share of performance-based variable compensation components in the target total direct compensation, the compensation of the Management Board is predominantly performance-based. With a 40% LTI share (i.e., 56% of performance-based variable compensation components) in the target total direct compensation, the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

The target total direct compensation for the fiscal year was as follows:

Target total direct compensation of the members of the Management Board in office in the fiscal year in € K

	Helen Giza	Craig Cordola, EdD	Martin Fischer	Dr. Jörg Häring	Franklin W. Maddux, MD	Dr. Katarzyna Mazur-Hofsäß

	Chief Executive Officer and Chair of the Management Board	Chief Executive Officer for Care Delivery	Chief Financial Officer	Legal, Compliance and Human Resources	Global Chief Medical Officer	Chief Executive Officer for Care Enablement
Base salary	1,593	1,283	800	700	938	1,064
STI target amount (105% of base salary)	1,673	1,347	840	735	985	1,117
LTI allocation amount (135% of base salary)	2,151	1,732	1,080	945	1,266	1,436
Target total direct compensation	5,417	4,362	2,720	2,380	3,189	3,617

Information on the relative shares of the fixed and the variable compensation components in the compensation awarded or due in the fiscal year can be found in the tables in the sections “Compensation tables for the Management Board members in office in the fiscal year” and “Former Management Board members’ compensation”, respectively.

Compensation reviews

The Supervisory Board determines the value of the total target compensation for each Management Board member in line with the Compensation System 2024+. The Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the recommendations of the GCGC also ensures that the compensation is commensurate with the duties and performance of each Management Board member and the Company’s situation, is geared toward the long-term, sustainable development of Fresenius Medical Care, and does not exceed customary compensation without any special justification. To this end, both external and internal compensation comparisons are conducted. As a result, the respective total compensation may differ among the Management Board members, diligently considering the respective Management Board member’s function and responsibilities as well as differences in international pay practices. The specific total compensation for each Management Board member also takes into account the Company’s interests in retaining current members and attracting qualified candidates for the Management Board.

Horizontal comparison (peer group)

In order to assess the appropriateness of the Compensation System 2024+ and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of the respective compensation amounts and structures (external comparison). The comparison is made at a national level with other companies from the most relevant German benchmark index in which the Company is listed. Supplementary comparisons are made at an international level with companies operating in a similar industry and having a similar size as well as with European companies of a similar size with U.S.-resident management board members.

–	For the fiscal year, the DAX companies as of December 31, 2024, were used for the comparison at national level.

–	For the supplementary comparison at international level with companies operating in a similar industry (life science industry including MedTech) and having a similar size – depending on the specific tasks of the relevant Management Board member – the following companies were used: Baxter International Inc., Bayer AG, Becton, Dickinson and Company, Boston Scientific Corporation, DaVita Inc., Encompass Health Corporation, The Ensign Group Inc., HCA Healthcare Inc., Koninklijke Philips N.V., Labcorp Holding Inc., Medtronic plc, Merck KGaA, Quest Diagnostics Inc., Sartorius AG, Siemens Healthineers AG, Smith & Nephew plc, Tenet Healthcare Corporation, and Universal Health Services Inc.

–	For the supplementary comparison with European companies of a similar size (regardless of the industry) with U.S.-resident management board members, the following companies were used: 4imprint Group, Alcon Inc., ArcelorMittal S.A., Ashtead Group plc, BAE Systems plc, Compass Group plc, Experian plc, Glencore plc, Heidelberg Materials AG, HelloFresh SE, KION Group AG, Lanxess AG, Pearson plc, Qiagen N.V., Sage Group plc, Siemens Energy AG, Smith & Nephew plc, STMicroelectronics N.V., TeamViewer SE, and Traton SE.

The peer groups were adjusted compared to the previous year to reflect as best as possible the evolving international competitive landscape for qualified candidates for the Company’s Management Board, considering industry and company size comparability. At the same time, greater emphasis was placed on U.S. peer companies and the proportion of German companies was slightly increased, while the weighting of other European markets was reduced.

Vertical comparison (intra-company)

The Supervisory Board also considers a vertical review of the compensation levels of the Group’s employees when determining the compensation system and the compensation of the Management Board members (internal comparison). The compensation of the Management Board members and of the members of the Group’s senior management (currently Management Level 8 or higher) as well as of the global staff (in general all employees with the exception of the Group’s senior management) is set in relation. When conducting the vertical review, the Supervisory Board in accordance with recommendation G.4 of the GCGC also considers the development of compensation levels over time.

Result of the review of the appropriateness of the compensation

Based on of the compensation reviews carried out in the fiscal year, the Supervisory Board reached the conclusion that the compensation of the Management Board is appropriate in terms of both its structure and amount.

Caps and maximum compensation

The total compensation of each Management Board member is limited by caps on each variable compensation component and by a maximum compensation amount.

For the STI, the target achievement is capped at 150%. The amounts payable are accordingly capped at 150% of the relevant target amount.

For the LTI, the target achievement is capped at 200% for each allocation. In addition, the amounts payable from each LTI allocation are capped at 400% of the allocation amount. This also limits the opportunity to benefit from the share price performance in the respective vesting period, which is relevant for the LTI amount to be paid out. This applies irrespective of whether the LTI is paid out in cash or, as provided for alternatively under the Compensation System 2024+, settled in shares of the Company.

The Supervisory Board has further agreed a cap option for the variable compensation components in the event that extraordinary developments occur. In the fiscal year, there was no reason for the Supervisory Board to make use of this cap option.

In addition, there is a maximum amount of total compensation for each Management Board member (maximum compensation). This maximum compensation limits the benefits that a Management Board member can receive as compensation for a fiscal year, irrespective of when the actual payment accrues. The maximum compensation includes the base salary for the relevant fiscal year (paid out during the relevant fiscal year), the STI for the relevant fiscal year (paid out in the following fiscal year) and the LTI for the relevant fiscal year (paid out in later fiscal years) and all fringe benefits, sign-on bonuses and other compensation for the relevant fiscal year such as a pension allowance for the relevant fiscal year (generally paid out during the relevant fiscal year). Any pension service costs incurred in a fiscal year under a pension commitment are also included in the calculation of the maximum compensation. A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The caps and maximum compensation are shown in the following chart:

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2024+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, the maximum compensation amounts to €12,000 K or $12,975 K for the Chairperson of the Management Board (CEO), €9,500 K or $10,272 K for the Management Board member responsible for the Care Delivery operating segment, and €7,000 K or $7,569 K for any other Management Board function. The aforementioned amounts in euros for the maximum compensation are identical to those under the Compensation System 2020+. The aforementioned U.S. dollar amounts were based on an updated exchange rate compared to the Compensation System 2020+.

Amount of the maximum compensation under the Compensation System 2024+

in K

	Function	Contractually agreed maximum compensation
Helen Giza	Chief Executive Officer and Chair of the Management Board	$12,975
Craig Cordola, EdD	Chief Executive Officer for Care Delivery	$10,272
Martin Fischer	Chief Financial Officer	€7,000
Dr. Jörg Häring	Legal, Compliance and Human Resources	€7,000
Franklin W. Maddux, MD	Global Chief Medical Officer	$7,569
Dr. Katarzyna Mazur-Hofsäß	Chief Executive Officer for Care Enablement	€7,000

Information on compliance with the maximum compensation can be found in the section “Compliance with maximum compensation (Allocations 2022).”

Malus and clawback

The Supervisory Board in accordance with the details of the relevant contractual provisions is entitled to withhold or reclaim variable compensation components in whole or in part in cases of a Management Board member’s misconduct or non-compliance with such member’s duties or internal Company guidelines, considering the characteristics of the individual case.

Also, the Supervisory Board has adopted a policy that in accordance with applicable U.S. regulatory requirements provides that the Company may recover excess incentive-based compensation if it is required to prepare an accounting restatement due to material noncompliance with relevant financial reporting requirements under U.S. federal securities laws.

In the fiscal year, there was no reason for the Supervisory Board to make use of these authorizations.

Management Board members’ compensation

The compensation awarded or due in the fiscal year to the Management Board members in office in the fiscal year will be described in more detail below. Tables showing their respective total compensation are set out in the section “Compensation tables for the Management Board members in office in the fiscal year.”

Compensation awarded or due to the Management Board members in the fiscal year consisted of fixed and variable, incentive-based components:

–	fixed compensation, consisting of a base salary, fringe benefits and, if applicable, a pension allowance in cash

–	one-year variable compensation (STI)

–	multi-year variable compensation (LTI), consisting of payments under share-based cash-settled compensation allocated in 2022.

Fixed compensation components

The fixed compensation components comprise a base salary and fringe benefits as well as a pension allowance or a pension commitment as fixed compensation components. The pension commitment does not, however, constitute compensation within the meaning of Section 162(1) AktG.

The amount of the base salary is set out in the service agreements of the Management Board members. In line with standard local practice, the base salary is generally paid in twelve monthly installments for Management Board members resident in Germany and in biweekly installments for Management Board members resident in the U.S.

Fringe benefits are awarded or due individually based on the service agreements. In the fiscal year, the fringe benefits consisted mainly of the private use of company cars, the payment of a mobility allowance or the use of rental cars, housing and rent payments, reimbursement of fees for the preparation of tax returns, contributions to pension schemes (other than the pension commitments or the cash pension allowance set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member is personally taxable. See the section “Further information” for details of such tax equalization compensation.

In addition, Management Board members in general receive a pension allowance in cash amounting to 40% of their base salary for their own pension provision. For one Management Board member in office in the fiscal year and for former Management Board members, pension commitments exist instead. Payments under the pension commitments will in general only become due when the covered event occurs. The pension allowance and the pension commitments are set out in the section “Pension-related obligations.”

Short-term incentive – MBBP 2024+

Under the Compensation System 2024+, the Management Board members are entitled to receive an STI in accordance with the Management Board Bonus Plan 2024+ (MBBP 2024+). The STI rewards the Management Board members for the Company’s performance in the relevant fiscal year. The STI is linked to the achievement of three financial targets and one non-financial, sustainability-related performance target.

The STI target amount for the fiscal year 2025 (i.e., the amount paid out at a target achievement level of 100%) equaled 105% (multiplier of 1.05) of the relevant base salary of each Management Board member.

Functioning

The functioning of the MBBP 2024+ is shown in the following chart:

The STI is measured based on the achievement of four performance targets: 20% relate to revenue, 40% to operating income, 20% to net income and 20% to the achievement of a measurable sustainability target, which can also consist of various sub-targets. [ESRS 2, 29d]

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 150% (cap). The Supervisory Board may also set additional target values leading to a target achievement of between 0% and 150%. The following applies to each performance target: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 150%. Target achievement in the range between two adjacent target values is generally determined by linear interpolation.

The STI is paid out in cash in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key operating figures of the Company and support Fresenius Medical Care’s strategy of achieving sustainable and profitable growth. The non-financial, sustainability-related performance target underlines Fresenius Medical Care’s commitment to implement its global sustainability targets.

The respective weightings of the individual performance targets for the STI and their link to Fresenius Medical Care’s strategy are shown in the following chart:

Financial performance targets

The underlying financial figures of the financial performance targets for the STI are at constant currency. The financial figures may be adjusted for certain effects to ensure comparability of these financial figures with respect to the operational performance. This relates, e.g., to effects from certain acquisitions and divestments or effects from changes in IFRS accounting standards.

In order to promote collaboration across the operating segments and at the same time incentivize the Management Board members with respect to their individual responsibilities, some financial performance targets are measured at group level, whereas others are measured at the level of the area of responsibility of the individual Management Board member. The “net income” performance target for all Management Board members is measured at group level. The performance targets “revenue” and “operating income” are in general measured at group level. For the Management Board members with responsibility for the Care Delivery and Care Enablement operating segments, these performance targets are measured at the level of the segment for which such members are responsible. By measuring certain performance targets at group level as well as at the level of the operating segments, the financial performance of both the group and that of the relevant operating segments is reflected.

The determination of the target achievement for the performance targets “revenue” and “operating income” for the Care Delivery operating segment, for which Craig Cordola, EdD, is responsible, for the fiscal year also included the corresponding contributions from the Value-Based Care operating segment, which was formerly part of the Care Delivery operating segment. This is consistent with the financial reporting structure in place when the performance targets for Craig Cordola, EdD, were set and is in accordance with the target values and comparison parameters defined at that time. Further, this appropriately takes into account that Craig Cordola, EdD, throughout the entire fiscal year – both before and after Value-Based Care was established as a separate operating segment – significantly contributed to the success of the underlying business.

The target values applied to the financial performance targets in the fiscal year for the STI and the target achievement are set out in the table below:

Short-term incentive – Target values and target achievement in the fiscal year (financial performance targets)

	Target values (1)				Actual values				Target achievement
	0%	30%	100%	150%	As reported		Adjustments (2)	Adjusted for target achievement
	in € M	in € M	in € M	in € M	in € M		in € M	in € M	in %
Revenue
Group	≤ 17,459	= 18,429	= 19,399	≥ 20,369	19,628		294	19,922	126.96
Care Delivery (incl. Value-Based Care)	≤ 13,630	= 14,387	= 15,145	≥ 15,902	15,486	(3)	231	15,717	137.77
Care Enablement	≤ 4,996	= 5,273	= 5,551	≥ 5,829	5,476		79	5,555	100.69

Operating income
Group	≤ 1,816		= 2,136	≥ 2,457	1,827		213	2,040	69.80
Care Delivery (incl. Value-Based Care)	≤ 1,521		= 1,789	≥ 2,057	1,615	(3)	178	1,793	100.84
Care Enablement	≤ 366		= 430	≥ 495	326		43	369	5.46

Net income	≤ 1,019		= 1,199	≥1,379	978		137	1,115	53.44

(1)	According to the plan terms, the financial figures underlying the target values had to be adjusted by effects resulting from strategic portfolio divestments. The target values shown here already include these adjustments.

(2)	According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. The relevant financial figures were adjusted according to the plan terms for one-time effects in connection with strategic portfolio divestments and, in addition, for the effects from one-time costs related to the FME25+ program, in each case to the extent such effects deviate from the respective effects included in the target values. This was done in the context of the expansion of the FME25+ program to ensure the comparability of the underlying financial figures of the performance targets for the variable compensation with the Company’s operating performance, and adequately compensate the actual performance of the members of the Management Board.

(3)	The amount set out herein represents the consolidated contributions of the Care Delivery and the Value-Based Care operating segments. The amount set out for revenue consists of €13,736 M revenue of the Care Delivery operating segment, €2,247 M revenue of the Value-Based Care operating segment and -€498 M from inter-segment eliminations. The amount set out for operating income consists of €1,614 M operating income of the Care Delivery operating income and €1 M operating income of the Value-Based Care operating segment.

Sustainability target

The sustainability target for the STI relates to strategic focus areas of the Group in the areas of Environment, Social and Governance (ESG). The sustainability target is defined by the Supervisory Board for each fiscal year and can consist of various sub-targets. The sustainability target is measured at group level for all Management Board members in order to ensure close collaboration among them in the context of the Company’s sustainability efforts.

For the fiscal year, the Supervisory Board defined two equally weighted sub-targets as sustainability target for the STI: “Patient Satisfaction” and “Employee Satisfaction.” Both sub-targets have already been used for the sustainability target for the fiscal years 2023 and 2024. These sub-targets are in line with the topics of quality of care and employee engagement relevant to the Group, which emerged from the most recent materiality analysis in 2023. To determine the target achievement, the values reported in Fresenius Medical Care’s “Sustainability statement” for the fiscal year 2025 were used for each sub-target. [ESRS 2, 29b]

“Patient Satisfaction” was determined using the Net Promoter Score (NPS). The NPS is a strategically relevant measure of patient satisfaction with the Group’s services, measured as the patient’s likelihood to recommend Fresenius Medical Care to others for dialysis treatment. The NPS is determined based on patient surveys conducted as part of the Group’s global Patient Experience Program. Fresenius Medical Care has set itself the corporate target of achieving an NPS value of at least 70 every year. For a target achievement for the sustainability sub-target “Patient Satisfaction” of 100%, an even more ambitious target value has been set for the fiscal year. The NPS is calculated in integers.

The target achievement for the sustainability sub-target “Patient Satisfaction” was 120.00%.

Short-term incentive – Sustainability sub-target Patient Satisfaction

	Target values								Target achievement
	0%	50%	100%	110%	120%	130%	140%	150%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in points	in points	in points	in %
Net Promoter Score	≤ 61	= 66	= 71	= 72	= 73	= 74	= 75	≥ 76	73	120.00

The sustainability sub-target “Employee Satisfaction” is another strategically relevant indicator and was measured using the Global Employee Engagement Score (GEES). As part of a group-wide survey, Fresenius Medical Care evaluated employee feedback on positive aspects of the working environment as well as opportunities for improvement. Fresenius Medical Care determined the GEES by asking employees to indicate the extent to which they agree that they a) would recommend Fresenius Medical Care as a great place to work, b) rarely think about looking for a new job with another company, and c) are inspired by Fresenius Medical Care to do their best work. Employees responded on a scale from one (I strongly disagree) to five (I strongly agree). The GEES represents the “percent favorable” score, which is the percentage of responses across the three engagement questions that are either 4 (“agree”) or 5 (“strongly agree”). The methodology for determining the GEES has been revised compared to previous years. The target values and scales have been adjusted compared to previous years accordingly.

The target achievement for the sustainability sub-target “Employee Satisfaction” was 110.00%.

Short-term incentive – Sustainability sub-target Employee Satisfaction

	Target values				Target achievement
	0%	50%	100%	150%	Absolute	Relative
	in %	in %	in %	in %	in %	in %
Global Employee Engagement Score	≤ 55	= 60	= 65	≥ 70	66	110.00

The overall target achievement for the sustainability target was 115.00%. The target achievement for the sustainability target and the individual, equally weighted sustainability sub-targets are shown in the following table:

Short-term incentive – Sustainability target achievement in the fiscal year in %

Target achievement per sustainability sub-target		Sustainability target achievement
Patient Satisfaction (50%)	Employee Satisfaction (50%)
120.00	110.00	115.00

Overall target achievement

The degree of the overall target achievement for the STI is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the overall target achievement with the relevant target amount results in the amount to be paid out. Since the overall target achievement is capped at 150%, the payout amount is also capped at 150% of the relevant target amount.

The following table shows the target achievement per performance target as well as the overall target achievement for the fiscal year:

Short-term incentive – Overall target achievement in the fiscal year in %

	Target achievement (weighting)				Overall target achievement
	Revenue (20%)	Operating income (40%)	Net income (20%)	Sustainability target (20%)
Helen Giza	126.96	69.80	53.44	115.00	87.00
Craig Cordola, EdD	137.77	100.84	53.44	115.00	101.58
Martin Fischer	126.96	69.80	53.44	115.00	87.00
Dr. Jörg Häring	126.96	69.80	53.44	115.00	87.00
Franklin W. Maddux, MD	126.96	69.80	53.44	115.00	87.00
Dr. Katarzyna Mazur-Hofsäß	100.69	5.46	53.44	115.00	56.01

The amounts to be paid out in 2026 based on the overall target achievement for the fiscal year 2025 can be found in the following table:

Short-term incentive – Amounts to be paid in 2026 for the performance in the fiscal year in € K

	Base salary	Multiplier	Target amount	Cap (150%)	Overall target achievement in %	Payout amount
Helen Giza (1)	1,593	1.05	1,673	2,510	87.00	1,455
Craig Cordola, EdD (1)	1,283	1.05	1,347	2,021	101.58	1,369
Martin Fischer	800	1.05	840	1,260	87.00	731
Dr. Jörg Häring	700	1.05	735	1,103	87.00	639
Franklin W. Maddux, MD (1)	938	1.05	985	1,478	87.00	857
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,676	56.01	626

(1)	The compensation benefits for Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, are denominated in U.S. dollars. The amounts were therefore subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

The corresponding information on the STI to be paid out in the fiscal year for the performance in the fiscal year 2024 was disclosed in the Compensation Report for the fiscal year 2024.

Long-term incentive – MB LTIP 2020

Based on the Compensation System 2020+, Performance Shares were allocated in previous years to the Management Board members in office at the time under the MB LTIP 2020 as performance-based LTI compensation. In the fiscal year, the compensation from the Performance Shares allocated for 2022 was earned.

Performance Shares under the MB LTIP 2020 are virtual (i.e., not backed by equity), cash-settled compensation instruments. Any amounts to be received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the Company’s shares. The performance period for the performance targets covers three fiscal years.

The allocation amount for the Performance Shares equaled 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member. To determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depended on the achievement of the performance targets.

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

The Supervisory Board defined for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap). The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% applies. Target achievement in the range between two adjacent target values is determined by linear interpolation. At the end of the three-year performance period, the Supervisory Board determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each Management Board member. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (i.e., the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The proceeds from the Performance Shares (after taxes and duties) are transferred to a bank, which uses them to purchase shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. In accordance with recommendation G.10 of the GCGC, the Management Board members can therefore only dispose of the LTI after a period of at least four years.

Link to strategy

The three performance targets revenue growth, net income growth and return on invested capital (ROIC) were selected because they provide effective incentives that the Company’s investments achieve a certain return, thereby supporting long-term, profitable growth and an attractive total return for shareholders. These performance targets form part of the Company’s primary key performance indicators or secondary financial performance indicators and support the execution of the Company’s long-term strategy.

The respective weightings of the individual performance targets for the LTI and their link to Fresenius Medical Care’s strategy are shown in the following chart:

Target values and target achievement (Allocation 2022)

In the fiscal year 2025, the LTI from the allocation for 2022 was earned. The performance period from 2022 to 2024 was determinative for target achievement. The target values for the performance targets and the target achievement are shown in the following table:

Target values and target achievement for the Allocation 2022 under the MB LTIP 2020

		Target values			Actual values					Target achievement
		0%	100%	200%	As reported (1)	Currency translation adjustment	At constant currency according to plan terms		CAGR
Revenue growth
2022	}				10.1%	(8.0)%	2.1%	}
2023		≤ 2%	= 5%	≥ 8%	0.3%	5.2%	5.5%		2.5%	17%
2024					(0.6)%	0.6%	0.0%

Net income growth
2022	}				(30.5)%	(6.1)%	(36.6)%	}
2023		≤ 10%	= 17%	≥ 20%	(25.9)%	1.6%	(24.3)%		(19.3)%	0%
2024					7.8%	1.6%	9.4%

Return on invested capital (ROIC)
2022	}				3.3%	—%	3.3%			0%
2023		≤ 5.5%	= 6.0%	≥ 6.5%	2.8%	—%	2.8%			0%
2024					3.5%	—%	3.5%			0%
Overall target achievement										6%

(1)	ROIC is a Non-IFRS measure. For a description of ROIC and how the measure is calculated, see the section “Performance management system” of the Group management report.

Vested amounts (Allocation 2022)

The following table shows the amounts that vested in the fiscal year 2025 from the allocation for 2022 and were awarded within the meaning of Section 162(1), first sentence AktG:

Long-term incentive – Vested amount from the Allocation 2022 of the MB LTIP 2020

	Fair Value at allocation	Number of allocated Performance Shares	Overall target achievement	Number of final Performance Shares	Share price at vesting	Vested amount
	in € K		in %		in €	in € K
Members of the Management Board in office in the fiscal year
Helen Giza (1)	1,688	32,279	6	1,936	46.04	97
Franklin W. Maddux, MD (1)	1,110	20,974	6	1,258	46.04	63
Dr. Katarzyna Mazur-Hofsäß	1,359	26,074	6	1,564	46.04	72

Former members of the Management Board
Rice Powell (1)	2,425	45,841	6	2,750	46.04	138
William Valle (1)	1,888	35,678	6	2,141	46.04	107

(1)	The compensation benefits for Helen Giza, Franklin W. Maddux, MD, Rice Powell and William Valle are denominated in U.S. dollars. The amounts concerned were therefore subject to currency fluctuations. The translation of vested U.S. dollar amounts was done at the closing rate of the vesting date.

The amounts that vested in the fiscal year 2025 (after taxes and duties) were not paid out but in accordance with the plan terms transferred to a bank, which used them to purchase shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year.

Compliance with maximum compensation (Allocations 2022)

In the fiscal year, compliance with the maximum compensation from allocations from 2022 could be conclusively assessed since the vesting period for the LTI allocated in 2022 under the MB LTIP 2020 ended and the amount earned in this respect was determined. The individual maximum compensation limits for the respective Management Board members for 2022 were in each case complied with. No reduction of the LTI payout amount was necessary (as provided for to avoid exceeding the maximum compensation if necessary). The details are shown in the following table:

Compliance with the maximum compensation of the members of the Management Board then in office for 2022

in € K	Members of the Management Board in office in the fiscal year						Former members of the Management Board
	Helen Giza		Franklin W. Maddux, MD (1)		Dr. Katarzyna Mazur-Hofsäß		Dr. Carla Kriwet		Rice Powell (1)		William Valle (1)
Base salary	1,302		866		1,064		2,250	(6)	1,894		1,474
Fringe benefits	39		164		57		1,044	(6)	203		267
Pension expense	1,245	(2)	961	(4)	808	(5)	—		—		1,469	(8)
Total fixed components	2,586		1,991		1,929		3,294		2,097		3,210
Short-term incentive	510		339		416		176		741		577
Long-term incentive (MB LTIP 2020)	90		59		72		—		128		100
Total variable components	600		398		488		176		869		677
Total compensation for 2022	3,186		2,389		2,417		3,470		2,966		3,887

Cap short-term incentive	1,641		1,091		1,341		567		2,386		1,857
Cap long-term incentive	7,031		4,676		5,746		2,430		10,228		7,960
Maximum compensation	12,000	(3)	7,000		7,000		12,000		10,750	(7)	9,500

(1)	The maximum compensation of Franklin W. Maddux, MD, Rice Powell and William Valle for 2022 is denominated in U.S. dollars. For the presentation in this table, the U.S. dollar amounts were translated with the exchange rate of €1/$1.11947 used when the maximum compensation in the Compensation System 2020+ was determined. The amounts set out herein may therefore deviate from the amounts set out in other tables of this Compensation Report or in tables of previous Compensation Reports.

(2)	The pension expense set out herein for 2022 relates to the pension commitment granted in 2022 and includes the past service cost which relates to the service period rendered since the appointment as a Management Board member effective October 1, 2019. The pension commitment was cancelled in the fiscal year 2025 (see the section “Cash pension allowance instead of defined contribution pension commitments”).

(3)	Helen Giza has been Chair since December 6, 2022. Therefore, the maximum compensation amount applicable to the Chairperson applies to Helen Giza’s maximum compensation for 2022.

(4)	The pension expense set out herein for 2022 relates to the pension commitment granted in 2022 and includes the past service cost which relates to the service period rendered since the appointment as a Management Board member effective January 1, 2020. The pension commitment was cancelled in the fiscal year 2025 (see the section “Cash pension allowance instead of defined contribution pension commitments”).

(5)	Dr. Katarzyna Mazur-Hofsäß was Chief Executive Officer for the Europe, Middle East and Africa region until December 31, 2021. The base salary was increased in 2022 with a view to Dr. Katarzyna Mazur-Hofsäß’ new responsibilities as Chief Executive Officer for Care Enablement. The pension expense set out herein includes the past service cost recognized in 2022 to account for the salary adjustment.

(6)	Dr. Carla Kriwet was Chair from October 1, 2022, until December 5, 2022. The base salary set out herein includes a severance payment in connection with Dr. Carla Kriwet’s departure from the Management Board in the amount of €1,800 K; the fringe benefits include an inaugural bonus in the amount of €100 K as well as payments for forfeited benefits from a previous service relationship in the amount of €885 K.

(7)	Rice Powell was a member of the Management Board until December 31, 2022, and until September 30, 2022, also its Chair. The maximum compensation amount agreed with Rice Powell for 2022 reflects these responsibilities on a pro-rated basis.

(8)	William Valle was Chief Executive Officer for the North America region until December 31, 2021. The base salary was increased in 2022 with a view to William Valle’s new responsibilities as Chief Executive Officer for Care Delivery. The pension expense set out herein includes the past service cost recognized in 2022 to account for the salary adjustment.

Compensation tables for the Management Board members in office in the fiscal year

The following tables show the individualized compensation awarded or due in the fiscal year to each Management Board member in office in the fiscal year. In addition, the pension expense incurred for pension commitments is disclosed.

For the purposes of the following tables, compensation is deemed to have been awarded in the fiscal year if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. For the LTI, this corresponds to the year in which the compensation is paid out. The LTI earned under the MB LTIP 2020 is to be regarded as awarded irrespective of the fact that the amounts earned are to be invested in shares of the Company to be acquired on the stock exchange in accordance with the applicable plan terms.

Based on this understanding, the STI is considered to have vested in the year and is shown in the following tables for the respective years, in which the underlying activity was performed. This facilitates comparison of the Management Board members’ performance with the Company’s performance in the same year and allows the STI to be allocated on an accrual basis to the year in which the performance was achieved. The columns for 2025 therefore contain the STI for the fiscal year 2025, which will be paid out in 2026, and the columns for 2024 contain the STI for 2024, which was paid out in the fiscal year 2025.

Compensation for forfeited compensation benefits from a previous employment relationship is reported under fringe benefits. The respective amount to be paid was determined taking into account the estimated value of the forfeited compensation benefits at the time of termination of the previous employment relationship. The amount to be paid does not exceed the market value of the forfeited compensation benefit determined at the time and is also limited to an amount that is less than the amount that the Management Board member would have received under the previous employment relationship in case of a 100% target achievement. Such payments were or are only made if the Management Board member has not resigned from office and the Company has not terminated such member’s service agreement and would not be entitled to terminate it when the payment becomes due.

Compensation of the members of the Management Board in office in the fiscal year in € K

	Helen Giza					Craig Cordola, EdD
	Chief Executive Officer and Chair of the Management Board					Chief Executive Officer for Care Delivery
	Management Board member since November 1, 2019					Management Board member since January 1, 2024
	2025			2024 (1)		2025		2024 (1)
	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute		Ratio in %
Base salary	1,593			1,663		1,283		1,340
Fringe benefits	76			80		82		447	(3)
Cash pension allowance	3,236	(2)		—		513		536
Total non-performance-based compensation	4,905		76	1,743	47	1,878	58	2,323		62

Short-term incentive	1,455		23	1,844	50	1,369	42	1,395		38
Long-term incentive	97		2	121	3	—	—	—		—
Allocation 2021 (MB LTIP 2020)				121				—
Allocation 2022 (MB LTIP 2020)	97					—
Total variable compensation	1,552			1,965		1,369		1,395
Total compensation according to Section 162(1) sent. 2 No. 1 AktG	6,457			3,708		3,247		3,718
Pension expense	—			729		—		—
Cancellation of pension commitment	(2,599)	(2)		—		—		—
Total compensation including pension commitment	3,858			4,437		3,247		3,718

	Martin Fischer						Dr. Jörg Häring
	Chief Financial Officer						Legal, Compliance and Human Resources
	Management Board member since October 1, 2023						Management Board member since June 1, 2024
	2025			2024 (1)			2025		2024 (1)
	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %	Absolute		Ratio in %
Base salary	800			800			700		408
Fringe benefits	329	(4)		437	(4)		30		354	(6)
Cash pension allowance	320			400	(5)		280		163
Total non-performance-based compensation	1,449		66	1,637		65	1,010	61	925		67

Short-term incentive	731		34	887		35	639	39	453		33
Long-term incentive	—		—	—		—	—	—	—		—
Allocation 2021 (MB LTIP 2020)				—					—
Allocation 2022 (MB LTIP 2020)	—						—
Total variable compensation	731			887			639		453
Total compensation according to Section 162(1) sent. 2 No. 1 AktG	2,180			2,524			1,649		1,378
Pension expense	—			—			—		—
Cancellation of pension commitment	—			—			—		—
Total compensation including pension commitment	2,180			2,524			1,649		1,378

Compensation of the members of the Management Board in office in the fiscal year

	Franklin W. Maddux, MD					Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer					Chief Executive Officer for Care Enablement
	Management Board member since January 1, 2020					Management Board member since September 1, 2018
	2025			2024 (1)		2025		2024 (1)
	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Base salary	938			979		1,064		1,064
Fringe benefits	156			187		73		57
Cash pension allowance	2,151	(2)		—		—		—
Total non-performance-based compensation	3,245		78	1,166	49	1,137	62	1,121	42

Short-term incentive	857		21	1,086	46	626	34	1,429	54
Long-term incentive	63		2	107	5	72	4	116	4
Allocation 2021 (MB LTIP 2020)				107				116
Allocation 2022 (MB LTIP 2020)	63					72
Total variable compensation	920			1,193		698		1,545
Total compensation according to Section 162(1) sent. 2 No. 1 AktG	4,165			2,359		1,835		2,666
Pension expense	—			397		621		611
Cancellation of pension commitment	(1,776)	(2)		—		—		—
Total compensation including pension commitment	2,389			2,756		2,456		3,277

(1)	Note for purposes of comparison between the amounts indicated for the fiscal year 2024 and those of the fiscal year 2025 that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euros (Martin Fischer, Dr. Jörg Häring and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollars (Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD). In general, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)	The previously existing pension commitment was retroactively cancelled in the fiscal year 2025. The amount paid for the financing of the pension commitment for the period since the appointment as a Management Board member was reimbursed to the Company in the amount of the surrender value, less transaction costs. The amount reported in previous years as “Pension expense,” which corresponds to the insurance contributions paid by the Company at that time, is reported in the line “Cancellation of pension commitment” with the cumulative amount for previous years with a negative sign. The line “Cash pension allowance” includes both the amounts that were payable on a pro rata temporis basis as cash pension allowance amounting to 40% of the base salary in the fiscal year 2025 since the cancellation of the pension commitment took effect, and the amount that was payable in the fiscal year 2025 in implementation of the agreed cancellation of the pension commitment (i.e., the sum of the insurance contributions that were paid until the cancellation of the pension commitment took effect).

(3)	The fringe benefits of Craig Cordola, EdD, for the fiscal year 2024 include a payment of $450 K (€416 K), which he received as compensation for forfeited compensation benefits from a previous employment relationship. As agreed, Craig Cordola, EdD, invested 50% of the net amount of this compensation in shares of the Company.

(4)	Martin Fischer’s fringe benefits for the fiscal year 2024 and for the last time for the fiscal year 2025 each include a payment of €300 K, which he received as compensation for forfeited compensation benefits from a previous employment relationship.

(5)	Since October 1, 2024, Martin Fischer has received the pension allowance described in this Compensation Report. The defined contribution pension commitment previously promised to Martin Fischer in the event of the conclusion of a corresponding reinsurance policy was canceled in view of the new pension regulations under the Compensation System 2024+. The amount reported for the fiscal year 2024 includes an amount of €320 K (corresponding to 40% of his annual base salary), which Martin Fischer received in 2024 as compensation for the insurance contributions that would otherwise have to be paid for the period from October 1, 2023, to September 30, 2024.

(6)	Dr. Jörg Häring’s fringe benefits for the fiscal year 2024 include a payment of €300 K, which he received as compensation for forfeited compensation benefits from a previous employment relationship.

Outstanding share-based compensation components

The following information concerns outstanding share-based compensation components. These relate solely to allocations of Performance Shares under the MB LTIP 2020 and the Management Board Long-Term Incentive Plan 2024+ (MB LTIP 2024+).

MB LTIP 2024+ (Allocation in the fiscal year)

In the fiscal year 2025, the Management Board members were allocated Performance Shares under the MB LTIP 2024+ as LTI compensation under the Compensation System 2024+.

Any amounts to be received from the Performance Shares are subject to the achievement of three performance targets and further depend on the development of the stock exchange price of the Company’s shares. The performance period for the performance targets covers three fiscal years, the vesting period four years from the date of allocation.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each Management Board member. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (i.e., the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The functioning of the MB LTIP 2024+ is shown in the following chart: [ESRS 2, 29a, d]

As in previous years, return on invested capital (ROIC) has been set as the profitability target.

Total shareholder return (TSR) compared to competitors (Relative TSR) is used as capital market target under the Compensation System 2024+. The capital markets target addresses investor-specific requirements for the inclusion of a relative performance measurement in comparison to relevant competitors and ties the compensation of the Management Board to the Company’s long-term capital market performance. The target achievement of the Relative TSR is determined based on the percentile ranking of the Company’s TSR performance in comparison to the TSR performance of companies in one or more comparison groups determined by the Supervisory Board. In general, STOXX® Europe 600 Health Care and S&P 500 Health Care indices are determined as comparison groups.

As in the previous year, the reduction in market-based CO2 equivalents (CO2e) emissions has been set as the sustainability target. This target is in line with the topic of climate protection relevant to the Group, which emerged from the most recent materiality analysis in 2023. Sustainability is an essential and integral part of the Fresenius Medical Care’s corporate strategy. Considering non-financial, sustainability-related objectives in the areas of Environment, Social and Governance (ESG) in the context of the LTI is derived from the Company’s commitment toward maintaining a responsible corporate culture, meets investor-specific and social requirements, and also promotes the Group’s long-term, sustainable development. [ESRS 2, 29b]

Information on the target values and the respective performance target achievement will be disclosed after the end of the performance period in the Compensation Report for the relevant fiscal year. More detailed information on the market-based CO2e emissions can be found in Fresenius Medical Care’s “Sustainability statement.”

Compensation claims arising from Performance Shares under the MB LTIP 2024+ may be paid in cash or settled in shares of the Company. The Supervisory Board has decided that the compensation claims arising from the Performance Shares allocated for the fiscal year 2025 shall be settled in shares of the Company after vesting.

The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member. The number of Performance Shares allocated for the fiscal year is shown in the following table:

Performance Shares allocated in the fiscal year under the MB LTIP 2024+

	Base salary	Multiplier	Allocation amount	Value per Performance Share at allocation (1)	Number of Performance Shares	Cap (400%)
	in € K		in € K	in €		in € K
Helen Giza (2)	1,593	1.35	2,151	39.20	59,543	8,604
Craig Cordola, EdD (2)	1,283	1.35	1,732	39.20	47,965	6,928
Martin Fischer	800	1.35	1,080	39.20	27,551	4,320
Dr. Jörg Häring	700	1.35	945	39.20	24,107	3,780
Franklin W. Maddux, MD (2), (3)	938	1.35	1,266	39.20	35,064	5,064
Dr. Katarzyna Mazur-Hofsäß (4)	1,064	1.35	1,436	39.20	36,643	5,744

(1)	The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date and assuming a 100% target achievement for the performance target “Relative TSR”, which is why it may deviate from the Fair Value according to IFRS 2.

(2)	The compensation benefits for Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, are denominated in U.S. dollars. The amounts concerned are therefore subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(3)	The Performance Shares allocated to Franklin W. Maddux, MD, can be earned in accordance with the plan conditions of the MB LTIP 2024+ also after termination of his service agreement at the end of the fiscal year. Further information on the agreements made with Franklin W. Maddux, MD, can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

(4)	The Performance Shares allocated to Dr. Katarzyna Mazur-Hofsäß forfeited in accordance with the plan conditions of the MB LTIP 2024+ upon termination of her service agreement at the end of the fiscal year. Further information on the agreements made with Dr. Katarzyna Mazur-Hofsäß can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

Overview of outstanding share-based compensation components

The status of the outstanding Performance Shares of the current and former Management Board members as of the end of the fiscal year and further information on this are shown in the following table:

Overview of outstanding Performance Shares allocated under the MB LTIP 2020 and under the MB LTIP 2024+

	Allocation date	Vesting date	Fair Value at allocation (1)	Number of allocated Performance Shares	Overall target achievement (if final)	Number of Performance Shares as of December 31, 2025
			in € K		in %
Members of the Management Board in office in the fiscal year
Helen Giza
Allocation 2023	March 1, 2023	March 1, 2026	2,177	67,568	34	22,973
Allocation 2024	March 1, 2024	March 1, 2028	2,182	71,358		71,358
Allocation 2025	March 1, 2025	March 1, 2029	2,152	59,543		59,543
Total				198,469		153,874

Craig Cordola, EdD
Allocation 2024	March 1, 2024	March 1, 2028	1,758	57,483		57,483
Allocation 2025	March 1, 2025	March 1, 2029	1,733	47,965		47,965
Total				105,448		105,448

Martin Fischer
Allocation 2023	October 1, 2023	October 1, 2026	264	7,037	34	2,393
Allocation 2024	March 1, 2024	March 1, 2028	1,049	34,242		34,242
Allocation 2025	March 1, 2025	March 1, 2029	1,035	27,551		27,551
Total				68,830		64,186

Dr. Jörg Häring
Allocation 2024	June 1, 2024	June 1, 2028	546	15,850		15,850
Allocation 2025	March 1, 2025	March 1, 2029	906	24,107		24,107
Total				39,957		39,957

Franklin W. Maddux, MD (2)
Allocation 2023	March 1, 2023	March 1, 2026	1,282	39,790	34	13,529
Allocation 2024	March 1, 2024	March 1, 2028	1,285	42,022		42,022
Allocation 2025	March 1, 2025	March 1, 2029	1,267	35,064		35,064
Total				116,876		90,615

Dr. Katarzyna Mazur-Hofsäß (3)
Allocation 2023	March 1, 2023	March 1, 2026	1,375	42,852	34	—
Allocation 2024	March 1, 2024	March 1, 2028	1,395	45,542		—
Allocation 2025	March 1, 2025	March 1, 2029	1,377	36,643		—
Total				125,037		—

Former members of the Management Board
William Valle
Allocation 2023	March 1, 2023	March 1, 2026	1,995	61,938	34	21,059
Total				61,938		21,059

(1)	The IFRS 2 Fair Value in general reflects all market conditions. The amounts set out for the Allocations 2024 and 2025 are based on a 100% target achievement for the performance target “Relative TSR” to avoid the allocation value being influenced by short-term volatility in the development of the Company’s Relative TSR and to enable comparability of the allocation value with those from previous years.

(2)	The Performance Shares allocated to Franklin W. Maddux, MD, can be earned in accordance with the plan conditions of the MB LTIP 2020 and of the MB LTIP 2024+ also after termination of his service agreement at the end of the fiscal year. Further information on the agreements made with Franklin W. Maddux, MD, can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

(3)	The Performance Shares allocated to Dr. Katarzyna Mazur-Hofsäß forfeited in accordance with the plan conditions of the MB LTIP 2020 and of the MB LTIP 2024+ upon termination of her service agreement at the end of the fiscal year. Further information on the agreements made with Dr. Katarzyna Mazur-Hofsäß can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

Temporal profile of the share-based compensation components

The following chart shows a simplified, schematic representation of the temporal profile of the share-based compensation components outstanding in the fiscal year. The details can be found in the explanations above.

Share ownership guidelines and shareholdings

The Compensation System 2024+ introduced formal Share Ownership Guidelines (SOG) to tie the Management Board members’ compensation even more closely to the interests of the shareholders and the Group’s sustainable development.

The SOG provide that the Chairperson of the Management Board must invest an amount equaling 200% and the other Management Board members must invest an amount equaling 150% of their relevant annual base salary in shares of the Company. The highest annual base salary during the period in which the shares are to be acquired applies. The shares must in general be acquired within four years of the start of the respective service agreement, but no earlier than January 1, 2024, (build-up period) and must be held for a period of at least two years after the end of the respective service agreement. If the service agreement ends before the end of the build-up period, the amount to be invested until the end of the service agreement refers to 100% of the relevant annual base salary and is reduced on a pro rata temporis basis depending on the duration of the build-up period.

Should the relevant amount not be invested in full, the Supervisory Board may determine consequences in accordance with the SOG. This may include the Management Board member being ineligible for further LTI allocations.

Existing acquisition or shareholding requirements, such as from the MB LTIP 2020, remain unaffected. Shares acquired prior to the beginning of the investment period relevant for the SOG or as part of an equity settlement under an LTI are credited to the investment obligation under the SOG. Changes in the value of the shares after acquisition are not taken into account for purposes of the fulfillment of the investment obligation under the SOG.

The shareholdings notified to the Company as of the end of the fiscal year of the Management Board members as well as the status of the fulfillment of the SOG are shown in the following table. The investment obligation under the SOG may be satisfied by acquisition of shares or American Depositary Shares (ADSs) representing shares. For simplification purposes, the number of shares and ADSs have been combined in the following table. Where ADSs are held, two ADSs represent one share.

Overview on the SOG requirements and on the status

		SOG requirements				Status as of December 31, 2025
	Management Board member since	Annual base salary	SOG amount in % of base salary	SOG amount	To fulfill until (build- up period)	Amount invested (3)	Status of fulfillment	Number of shares
		in € K	in %	in € K		in € K	in %
Helen Giza (1)	November 1, 2019	1,593	200	3,186	December 31, 2027	785	25	18,221
Craig Cordola, EdD (1)	January 1, 2024	1,283	150	1,925	December 31, 2027	1,321	69	39,448
Martin Fischer	October 1, 2023	800	150	1,200	December 31, 2027	—	—	—
Dr. Jörg Häring	June 1, 2024	700	150	1,050	May 31, 2028	—	—	—
Franklin W. Maddux, MD (1), (2)	January 1, 2020	938	50	469	December 31, 2025	1,171	250	24,463
Dr. Katarzyna Mazur-Hofsäß (2)	September 1, 2018	1,064	50	532	December 31, 2025	592	111	13,829

(1)	The annual base salary and consequently also the SOG amount and the amount invested for Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, is denominated in U.S. dollars. For the presentation in this table, the U.S. dollar amounts were translated with the average exchange rate of the calendar year.

(2)	The build-up period applicable to Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß ended early due to the termination of their service agreements at the end of the fiscal year. Under the SOG, Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß were therefore required to invest 50% of their respective last annual base salary on a pro rata temporis basis until then.

(3)	To the extent the acquisition is made in a currency other than that of the agreed base salary and consequently also of the SOG amount, the translation of the invested amounts is done at the exchange rate of the respective acquisition date.

Other benefits and commitments

The following information concerns benefits and commitments to Management Board members within the meaning of Section 162(2) AktG and related disclosures as, for instance, on the cash pension allowance.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the Management Board members by a third party in the fiscal year with regard to their activities as Management Board members, and compensation awarded to Management Board members for management activities or supervisory board mandates in Group companies is offset against the compensation of the respective Management Board member. If the Supervisory Board resolves that compensation awarded to Management Board members for supervisory board activities outside the Group shall be deducted in full or in part from the compensation of the respective Management Board member, this will be made transparent accordingly.

Pension-related obligations

The pension arrangements with the Management Board members in general consist of a pension allowance. For individual Management Board members who were appointed before January 1, 2019, individual, performance-based (i.e., defined benefit) contractual pension commitment exist instead.

Cash pension allowance instead of defined contribution pension commitments

Helen Giza, Craig Cordola, EdD, Martin Fischer, Dr. Jörg Häring, and Franklin W. Maddux, MD, receive a cash pension payment allowance in the amount of 40% of their respective base salary in accordance with the Compensation System 2024+. The pension allowance is generally paid in the same cycle as the base salary.

The defined contribution pension commitments for Helen Giza and Franklin W. Maddux, MD, were retroactively canceled in the fiscal year in accordance with the agreements concluded with them in 2024. To compensate for the cancellation of the pension commitments, Helen Giza and Franklin W. Maddux, MD, each received a payment in the fiscal year, as agreed, in the amount equal to the total insurance contributions that had been made to finance the respective pension commitments until the cancellation took effect. The amounts recorded as pension expense, which had been paid by the Company to finance the pension commitments, were reimbursed to the Company in the amount of the surrender value after deduction of transaction costs. There are no longer any defined contribution pension commitments for Management Board members.

Defined benefit pension commitments

Dr. Katarzyna Mazur-Hofsäß and individual former Management Board members were each made a defined benefit pension commitment.

The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the most recent base salary.

The retirement pension in general amounts to 30% of the pensionable income. The percentage increases by 1.5 percentage points for each full year of service, up to a maximum of 45%. The pensionable income is determined based on the average base salary in the last five years before the occurrence of the insured event. Current retirement pensions increase according to statutory requirements (Section 16 of the German Act on the Improvement of Company Pension Plans (Gesetz zur Verbesserung der betrieblichen Altersversorgung – BetrAVG)). In general, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension.

If the Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphans’ pensions and the surviving spouse’s pension, taken together, may not exceed 90% of the Management Board member’s pension claim.

If the Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive. In such case, however, the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

According to IAS 19, the pension commitment for Dr. Katarzyna Mazur-Hofsäß has increased by €332 K in the fiscal year and amounted to €3,992 K on December 31, 2025 (December 31, 2024: €3,660 K).

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, Helen Giza and Craig Cordola, EdD, participated in the U.S.-based 401(k) savings plan in the fiscal year. In this context, an amount of $10,500 (€9,292) for each of Helen Giza and Craig Cordola, EdD, was earned in the fiscal year. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. Fresenius Medical Care supports its employees at this with matching contributions of up to 50% of the annual payments.

Post-contractual non-competition clause

A post-contractual non-competition clause was agreed with each Management Board member. If such clause becomes applicable, the Management Board member will receive, for a period of up to two years, non-compete compensation amounting to half of the respective annual base salary for each year the non-competition clause is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements of the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the Company has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

The Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due for the period until the scheduled expiration of the relevant service agreement.

Agreements with members of the Management Board who resigned from office at the end of the fiscal year

Franklin W. Maddux, MD, left the Management Board early at the end of the fiscal year after informing the Supervisory Board of his intention to retire. It was agreed with Franklin W. Maddux, MD, that his service agreement is terminated at the end of the fiscal year and that he is entitled to compensation for the period until the end of the fiscal year in accordance with his service agreement (including STI for the fiscal year). Performance Shares allocated to Franklin W. Maddux, MD, as LTI will continue to vest due to his age in accordance with the retirement clause of the applicable plan conditions. It was agreed with Franklin W. Maddux, MD, that he will receive a net reimbursement of up to €10 K in connection with relocation costs. Further, a post-contractual non-competition clause was agreed with Franklin W. Maddux, MD, for the period from January 1, 2026 to December 31, 2027. The annual compensation Franklin W. Maddux, MD, is entitled to receive for the post-contractual non-competition clause amounts to $530 K (€469 K). Since his pension commitment was canceled in the fiscal year as agreed, Franklin W. Maddux, MD, is not entitled to a pension.

Dr. Katarzyna Mazur-Hofsäß left the Management Board early at the end of the fiscal year after informing the Supervisory Board of her intention to retire. It was agreed with Dr. Katarzyna Mazur-Hofsäß that her service agreement is terminated at the end of the fiscal year and that she is entitled to compensation for the period until the end of the fiscal year in accordance with her service agreement (including the STI for the fiscal year). Performance Shares allocated to Dr. Katarzyna Mazur-Hofsäß as LTI and not vested by the end of the fiscal year have been forfeited in accordance with the applicable plan conditions. It was agreed with Dr. Katarzyna Mazur-Hofsäß that she is entitled to the fringe benefits agreed in her service agreement (including the use of her company car) as severance payment for the period until March 31, 2026. Further, a post-contractual non-competition clause was agreed with Dr. Katarzyna Mazur-Hofsäß for the period from January 1, 2026 to December 31, 2027. The annual compensation that Dr. Katarzyna Mazur-Hofsäß is entitled to receive for the post-contractual non-competition clause amounts to €532 K and is to be offset against her severance payment. Dr. Katarzyna Mazur-Hofsäß is entitled to a pension from age 65 in accordance with her pension commitment described above. As agreed, no further entitlements under the pension commitment have been acquired since the end of the fiscal year.

The respective above agreements with Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß are in line with the applicable Compensation System 2024+ and the relevant recommendations of the GCGC.

The compensation awarded or due to Dr. Katarzyna Mazur-Hofsäß for the years 2023, 2024 and 2025 is disclosed in the Compensation Reports for the relevant fiscal years and in each case does not exceed the applicable maximum compensation. Dr. Katarzyna Mazur-Hofsäß cannot earn any further compensation for the aforementioned years, as all non-vested LTI entitlements have been forfeited at the end of the fiscal year. Compliance with the maximum compensation for Franklin W. Maddux, MD, for the aforementioned years will be reported in the Compensation Reports for the fiscal years in which his LTI entitlements are earned, as applicable.

Further information

Compensation of the U.S. members of the Management Board Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, was paid or taxed partly in the U.S. (in U.S. dollars) and partly in Germany (in euros). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that, due to varying tax rates in both countries, the increased or lower tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the U.S. only. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

The Company has taken out Directors & Officers insurance for members of the Management Board against whom claims are made on the basis of their activities for the Company and the Group companies. The Directors & Officers insurance includes a deductible that complies with the provisions of the German Stock Corporation Act.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to Management Board members in the fiscal year.

Former Management Board members’ compensation

The compensation awarded or due to former Management Board members in the fiscal year is shown individually in the following table, unless the respective member left before the end of 2015. Management Board members who left before the end of 2015 received pension payments totaling €652 K in the fiscal year. Otherwise, no compensation was awarded or due to former Management Board members in the fiscal year.

Compensation of the former members of the Management Board

in € K

	Michael Brosnan (1)		Roberto Fusté		Ronald Kuerbitz (1)
	Management Board member until October 31, 2019		Management Board member until March 31, 2016		Management Board member until February 17, 2017
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Pension payments	382		337		130
Fringe benefits	—	—	—
Total non-performance-based compensation	382	100	337	100	130	100
Long-term incentive – Allocation 2022 (MB LTIP 2020)	—	—	—
Total variable compensation	—	—	—	—	—	—
Total compensation according to Sec. 162 para. 1 sent. 2 no. 1 AktG	382		337		130

	Rice Powell (1)		William Valle (1)		Kent Wanzek (1)
	Management Board member until December 31, 2022		Management Board member until December 31, 2023		Management Board member until December 31, 2021
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Pension payments	699		60 (2)		278
Fringe benefits	—	—	—
Total non-performance-based compensation	699	84	60	36	278	100
Long-term incentive – Allocation 2022 (MB LTIP 2020)	138	107	—
Total variable compensation	138	16	107	64	—	—
Total compensation according to Sec. 162 para. 1 sent. 2 no. 1 AktG	837		167		278

(1)	The compensation benefits for Michael Brosnan, Ronald Kuerbitz, Rice Powell, William Valle and Kent Wanzek are denominated in U.S. dollars. The amounts were therefore subject to currency fluctuations. In general, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)	The payment of the entitlement to the pension payment set out herein was reduced, as agreed, in the full amount by the amount that William Valle was entitled to receive as compensation for the post-contractual non-competition clause agreed with him in 2023 for the fiscal year.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied and as to under what conditions compensation is regarded to have been awarded in the fiscal year, see the respective aforementioned statements regarding the compensation for the Management Board members in office in the fiscal year.

Remuneration of the members of the Supervisory Board

The Supervisory Board advises and monitors the Management Board and is involved in the strategy and planning and in all matters of fundamental importance to Fresenius Medical Care. In view of these tasks, which carry a high degree of responsibility, the members of the Supervisory Board are intended to receive appropriate remuneration, which also takes sufficient account of the time required to hold the Supervisory Board office. In addition, Supervisory Board remuneration that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the Supervisory Board in the future. Appropriate remuneration of the Supervisory Board members thus contributes to the promotion of the business strategy and the long-term development of the Company.

The remuneration for the members of the Supervisory Board is granted based on the Company’s Articles of Association, which is resolved by the Company’s general meeting of shareholders. [ESRS 2, 29e] According to Article 14 of the Articles of Association, the members of the Supervisory Board receive fixed remuneration and, if they serve on committees of the Supervisory Board, in general remuneration for these committee activities.

The fixed remuneration for service on the Supervisory Board or committees of the Supervisory Board is payable in four equal installments at the end of a calendar quarter. The members of the Supervisory Board in accordance with suggestion A.18, first sentence, of the GCGC do not receive variable remuneration; the remuneration awarded and due to them exclusively comprises fixed remuneration components. No sustainability targets are therefore taken into account in the remuneration of the members of the Supervisory Board. [ESRS 2, 29d]

If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year is paid on a pro rata temporis basis. This in general applies accordingly if members of the Supervisory Board hold their office in the Supervisory Board or in a committee of the Supervisory Board or hold the office as Chairperson or Deputy Chairperson only during a part of a fiscal year.

The members of the Supervisory Board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them. The Company has taken out Directors & Officers insurance for the members of the Supervisory Board.

Changes to the remuneration in previous year

The Company’s 2024 AGM resolved with a majority of 99.49% of the votes cast to amend the corresponding provisions of the Articles of Association with effect from July 1, 2024. The remuneration of the members of the Supervisory Board was increased moderately overall to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure. At the same time, it should be ensured that the Company remains competitive in attracting highly qualified Supervisory Board candidates. The currency of the remuneration was changed from U.S. dollars to euros.

Since July 1, 2024, remuneration for work on the Supervisory Board and its committees has been as follows:

The fixed remuneration for each Supervisory Board member amounts to €170 K per year. The Chairperson receives double this amount (i.e., €340 K) and the Deputy Chairperson receives one and a half times this amount (i.e., €255 K).

The members of the Audit Committee and the Presiding Committee receive €55 K per year for their work in each of these committees. The Chairperson of each of these committees receives double this amount (i.e., €110 K).

The members of the Compensation Committee and the Nomination Committee as well as any other committee receive €40 K per year for their work in each of these committees. The Chairperson of each of these committees receives double this amount (i.e., €80 K).

No additional remuneration is paid for serving as a member of the Mediation Committee or for serving as a Deputy Chairperson in the committees of the Supervisory Board.

Remuneration awarded and due in the fiscal year

The remuneration awarded or due in the fiscal year to the members of the Company’s Supervisory Board is shown in the following table. No remuneration was awarded or due to former Supervisory Board members in the fiscal year.

Remuneration of the members of the Supervisory Board in office in the fiscal year in € K

	Remuneration for supervisory board activities		Remuneration for committee services		Total remuneration
	2025	2024 (1)	2025	2024 (1)	2025	2024 (1)
Michael Sen (2)	340	318	190	191	530	509
Stefanie Balling (3)	255	215	110	105	365	320
Ralf Erkens (4)	170	150	55	39	225	189
Beate Haßdenteufel (5)	170	150	—	11	170	161
Sara Hennicken (6)	170	174	40	38	210	212
Regina Karsch (7)	170	150	40	31	210	181
Shervin J. Korangy (8)	170	159	80	86	250	245
Dr. Marcus Kuhnert (9)	170	159	165	138	335	297
Frank Michael Prescher (10)	170	150	55	39	225	189
Gregory Sorensen, MD (11)	170	159	55	54	225	213
Dr. Manuela Stauss-Grabo (12)	170	150	40	37	210	187
Pascale Witz (13)	170	172	120	127	290	299
Total	2,295	2,106	950	896	3,245	3,002

(1)	The currency of the remuneration was changed from U.S. dollars to euros effective July 1, 2024. The translation of U.S. dollar amounts for the period from January 1, 2024, to June 30, 2024, was made using the average exchange rate for the first half of 2024.

(2)	Member and Chair of the Supervisory Board as well as of the Presiding Committee and the Nomination Committee.

(3)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, Deputy Chair of the Supervisory Board as well as member and Deputy Chair of the Audit Committee and the Presiding Committee.

(4)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member of the Presiding Committee.

(5)	Since January 26, 2024, member of the Supervisory Board.

(6)	Member of the Supervisory Board and of the Nomination Committee. Until March 14, 2024, Deputy Chair of the Supervisory Board.

(7)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member of the Compensation Committee.

(8)	Member of the Supervisory Board, member of the Compensation Committee as well as member and Deputy Chair of the Nomination Committee.

(9)	Member of the Supervisory Board, member and Chair of the Audit Committee as well as member of the Presiding Committee.

(10)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member of the Audit Committee.

(11)	Member of the Audit Committee.

(12)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member and Deputy Chair of the Compensation Committee.

(13)	Member and Chair of the Compensation Committee as well as member of the Nomination Committee. Until March 14, 2024, also member and Deputy Chair of the Audit Committee.

Comparative presentation of the development of the compensation

The development of the compensation awarded or due to the current and former members of the Management Board and the Supervisory Board, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table. The disclosures are also made for the former members of the management board of the Company’s former general partner. The disclosures are only made for persons to whom compensation was awarded or due in the fiscal year.

Metrics for the performance of the Company

The Company’s earnings development pursuant to German commercial law is shown in the Company’s annual results for the year under German commercial law. For the comparative presentation of the Company’s performance, revenue and net income as well as operating income and return on invested capital (ROIC) are also used. These figures also serve as primary key performance indicators or secondary financial performance indicators of the group and as performance targets for the Management Board members’ variable compensation.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency, while the growth rates relating to the Management Board members’ LTI are determined at constant currency and the figures relating to the Management Board members’ STI are translated at the exchange rates that were applied for the determination of the target values.

As disclosed in the Compensation Reports for the relevant years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects to ensure comparability of the figures with respect to the operational performance.

Consequently, there is only a limited degree of comparability between the figures relating to each year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the applicable plan terms, an award within the meaning of this Compensation Report from the LTI to the Management Board members is generally made only after expiry of the multi-year vesting period. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

The vesting periods for the various LTIs included in the following table are not identical. This means that more than one LTI tranche could be earned in certain years and is therefore deemed to have been awarded. This applies, for example, to the 2019 allocation under the Management Board Long-Term Incentive Plan 2019 (MB LTIP 2019) and the 2020 allocation under the MB LTIP 2020, which each vested in 2023.

The pension allowance introduced with effect from January 1, 2024, for individual Management Board members is compensation within the meaning of Section 162(1), second sentence, No. 1 AktG and is therefore – unlike the pension expense for pension commitments of other Management Board members – included in the amounts shown in the following table. The retroactive cancellation of the pension commitments for Helen Giza and Franklin W. Maddux, MD, with compensation for the payments made in this respect, means that the amount reported as pension allowance for Helen Giza and Franklin W. Maddux, MD, for the fiscal year 2025 in addition to the amounts for the fiscal year 2025 also includes the amounts that relate to the period of time from the appointment as Management Board member until the cancellation of the pension commitments took effect. This also results in a higher CEO pay ratio for the fiscal year 2025 compared to previous years, although from an economic perspective this is not based on a corresponding increase in compensation costs for the Company.

Compensation of the Supervisory Board

The compensation for the members of the Supervisory Board and its committees was changed with effect as of July 1, 2024, and increased moderately overall to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on an FTE basis at the Company and its group companies worldwide in the respective year.

Table on the development of the compensation

The comparative presentation of the development of the compensation over the past five years is shown in the following table:

Comparative presentation of the development of the compensation

	2025	Change	2024	Change	2023	Change	2022	Change	2021
	in € K	in %	in € K	in %	in € K	in %	in € K	in %	in € K
Revenue	19,627,602	2	19,335,909	(1)	19,453,617	0	19,398,017	10	17,618,685
Operating income	1,827,036	31	1,392,395	2	1,369,438	(9)	1,511,755	(18)	1,852,290
Net income	978,367	82	537,913	8	498,997	(26)	673,405	(31)	969,308
ROIC	5.0%	43	3.5%	25	2.8%	(15)	3.3%	(33)	4.9%
Annual result according to the statutory financial statements of Fresenius Medical Care AG	1,371,795	42	966,458	21	798,197	n. a.	(1,141,219)	n. a.	1,737,017
Average employees’ compensation	60.7	(0)	60.8	17	51.9	(1)	52.3	15	45.4
CEO pay ratio (CEO in office at year-end to average employees)	106:1	n. a.	61:1	n. a.	83:1	n. a.	89:1	n. a.	119:1

Members of the Management Board in office in the fiscal year
Helen Giza	6,457	74	3,708	(14)	4,304	119	1,969	11	1,781
Craig Cordola, EdD	3,247	(13)	3,718	n. a.	—	n. a.	—	n. a.	—
Martin Fischer	2,180	(14)	2,524	185	887	n. a.	—	n. a.	—
Dr. Jörg Häring	1,649	20	1,378	n. a.	—	n. a.	—	n. a.	—
Franklin W. Maddux, MD	4,165	77	2,359	(13)	2,708	61	1,683	(15)	1,986
Dr. Katarzyna Mazur-Hofsäß	1,835	(31)	2,666	(17)	3,210	69	1,903	2	1,872

Former members of the Management Board
Michael Brosnan	382	2	374	(38)	601	57	382	(41)	651
Roberto Fusté	337	15	293	—	293	—	293	7	274
Ronald Kuerbitz	130	1,082	11	n. a.	—	n. a.	—	n. a.	—
Rice Powell	837	(10)	930	(64)	2,574	(45)	4,658	(14)	5,424
William Valle	167	(8)	182	(97)	6,387	85	3,457	(7)	3,709
Kent Wanzek	278	(27)	382	(66)	1,137	54	740	(71)	2,554

Members of the Supervisory Board in office in the fiscal year
Michael Sen	530	4	509	15	444	289	114	n. a.	—
Stefanie Balling	365	14	320	n. a.	—	n. a.	—	n. a.	—
Ralf Erkens	225	19	189	n. a.	—	n. a.	—	n. a.	—
Beate Haßdenteufel	170	6	161	n. a.	—	n. a.	—	n. a.	—
Sara Hennicken	210	(1)	212	34	158	216	50	n. a.	—
Regina Karsch	210	16	181	n. a.	—	n. a.	—	n. a.	—
Shervin J. Korangy	250	2	245	1,125	20	n. a.	—	n. a.	—
Dr. Marcus Kuhnert	335	13	297	1,314	21	n. a.	—	n. a.	—
Frank Michael Prescher	225	19	189	n. a.	—	n. a.	—	n. a.	—
Gregory Sorensen, MD	225	6	213	41	151	(1)	152	77	86
Dr. Manuela Stauss-Grabo	210	12	187	n. a.	—	n. a.	—	n. a.	—
Pascale Witz	290	(3)	299	30	230	10	209	12	187

Compensation outlook for 2026

The Supervisory Board has again set the two equally weighted sub-targets “Patient Satisfaction” and “Employee Satisfaction” as the sustainability target for the STI for 2026 and the reduction in market-based CO2e emissions as the sustainability target for the LTI allocation for 2026. The other performance targets for the STI for 2026 and for the allocation of the LTI for 2026 as well as the weightings for the individual performance targets also correspond to those of the fiscal year. Information on the target values and the respective performance target achievement will be disclosed after the end of the performance period in the Compensation Report for the relevant fiscal year.

Auditor’s Report

To Fresenius Medical Care AG, Hof (Saale)

We have audited the remuneration report of Fresenius Medical Care AG, Hof (Saale), for the financial year from January 1 to December 31, 2025 including the related disclosures, which was prepared to comply with § [Article] 162 AktG [Aktiengesetz: German Stock Corporation Act].

Responsibilities of the Executive Directors and the Supervisory Board

The executive directors and the supervisory board of Fresenius Medical Care AG are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. The executive directors and the supervisory board are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts including the related disclosures stated in the remuneration report. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatement of the remuneration report including the related disclosures, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report including the related disclosures. The objective of this is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the executive directors and the supervisory board, as well as evaluating the overall presentation of the remuneration report including the related disclosures.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from January 1 to December 31, 2025, including the related disclosures, complies in all material respects with the accounting provisions of § 162 AktG.

Reference to an Other Matter – Formal Audit of the Remuneration Report according to § 162 AktG

The audit of the content of the remuneration report described in this auditor’s report includes the formal audit of the remuneration report required by § 162 Abs. [paragraph] 3 AktG, including the issuance of a report on this audit. As we express an unqualified audit opinion on the content of the remuneration report, this audit opinion includes that the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report.

Restriction on use

We issue this auditor’s report on the basis of the engagement agreed with Fresenius Medical Care AG. The audit has been performed only for purposes of the company and the auditor‘s report is solely intended to inform the company as to the results of the audit. Our responsibility for the audit and for our auditor’s report is only towards the company in accordance with this engagement. The auditor’s report is not intended for any third parties to base any (financial) decisions thereon. We do not assume any responsibility, duty of care or liability towards third parties; no third parties are included in the scope of protection of the underlying engagement. § 334 BGB [Bürgerliches Gesetzbuch: German Civil Code], according to which objections arising from a contract may also be raised against third parties, is not waived.

Frankfurt am Main, February 27, 2026

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

(sgd. Thomas Tilgner)	(sgd. Dominik Höhler)
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)